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                         SOUTHERN MINERAL CORPORATION
                       1201 Louisiana Street, Suite 3350
                           Houston, Texas  77002-5609
                             Phone: (713) 308-5250
                              Fax: (713) 308-5285


VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re: Withdrawal of Southern Mineral Corporation Issuer Tender Offer Statement on Schedule 13E-4 (Registration No. 005-11732)

Ladies and Gentlemen:

     We refer to Issuer Tender Offer Statement on Schedule 13E-4 (Registration No. 005-11732) (the "Tender Offer Statement") filed by Southern Mineral Corporation, a Nevada corporation ("SMC"), on July 22, 1999. On October 29, 1999, SMC filed a voluntary petition for relief under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas, Victoria Division. Therefore, the transactions contemplated by the Tender Offer Statement are no longer feasible.

     As a result of the voluntary petition, SMC hereby respectfully requests that the Tender Offer Statement be withdrawn.

                                     Very truly yours,

                                     SOUTHERN MINERAL CORPORATION



                                     By: /s/ Steven H. Mikel
                                        -------------------------------------
                                        Steven H. Mikel
                                        President and Chief Executive Officer